Kraig Biocraft Laboratories, Inc.
120 N.Washington Square, Suite 805
Lansing, MI 48933
Tel (517)336-0807

August 30, 2010
Mr. Jeffrey Gordon,
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

RE:	Kraig Biocraft Laboratories, Inc.
Form 8-K Item 4.01 filed August 17, 2010
File # 333-146316

Dear Mr.Gordon,

          Reference is made to your comment letter, dated August 18,2010, relating to the Company’s Form 8-K submitted on August 17,2010 (the “Form 8-K”) relating to the Company’s change of auditor(the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

1.	Please amend your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that you “terminated the engagement” of your former accountant.

Response: we have revised the filing by stating the former accountant was dismissed from the service as the Company’s independent registered public accounting firm.

2.	Please also clearly disclose in an amended Form 8-K the date you engaged your new accountant. Refer to Item 304(a)(2) of Regulation S-K.

Response: we have revised the filing by adding the date when the new accountant was engaged.

3.	You disclose that other than the going concern qualification, the former accountant’s report on your financial statements for the most recent fiscal year did not contain an adverse opinion, a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. Item 304(a)(I)(ii) of Regulation S-K requires a statement regarding whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. As such, please amend your Form 8-K accordingly to refer to the former accountant’s reports on the financial statements for either of the past two years.

Response: we have revised the filing by referring to the former accountant’s reports on the financial statements for either of the past two years.

The Company also acknowledges and represents that:

The Company is responsible for the adequacy and accuracy of the disclosure in their filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

Kraig Biocraft Laboratories, Inc.

By:	/s/ Kim Thompson
Kim Thompson
Chief Executive Officer